Exhibit 23.1

Consent of Independent Registered Public Accountant

The Board of Directors

Horace Mann Educators Corporation:

We consent to the use of our report dated March 2, 2015, with respect to the consolidated balance sheets of Horace Mann Educators Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Horace Mann Educators Corporation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

March 12, 2015